

Mail Stop 3720

September 7, 2016

Nehemia Zucker
Chief Executive Officer
J2 Global, Inc.
6922 Hollywood Boulevard, Suite 500
Los Angeles, CA 90028

      Re: **J2 Global, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed February 29, 2016
              Form 8-K filed August 4, 2016
              File No. 0-25965

Dear Mr. Zucker:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 8-K filed August 4, 2016

Exhibit 99.1

1. Your presentation of a full non-GAAP income statement as a reconciliation of GAAP to non-GAAP financial measures is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016. Please revise in your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Terry French, Accountant Branch Chief at (202) 551-3828 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications